December 7, 2018

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0306

Attn:
Ruairi Regan

Division of Corporation Finance

Re:
Tenax Therapeutics, Inc.

Registration Statement on Form S-1

No. 333-228212

Request for Acceleration

Dear Mr. Regan:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tenax Therapeutics, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-228212), so that it may be declared effective at 12:30 p.m., Eastern Time on Friday, December 7, 2018, or as soon thereafter as is practicable.

If you have any questions, please contact me at (919) 855-2123. Thank you in advance for your assistance.

Sincerely,

/s/ Michael B. Jebsen
Michael B. Jebsen
President and Chief Financial Officer

cc:
Margaret N. Rosenfeld

Partner, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.